UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF A FOREIGN ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

March 29, 2013

Commission File Number: 000-54841

D.E MASTER BLENDERS 1753 N.V.

Oosterdoksstraat 80

Amsterdam, 1011 DK

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Press Release

D.E MASTER BLENDERS 1753 in negotiations with Joh. A. Benckiser on potential public offer for D.E MASTER BLENDERS 1753

Amsterdam, March 28, 2013 – D.E MASTER BLENDERS 1753 (“the Company”) announces that it is negotiating a possible public offer for all issued and outstanding ordinary shares in D.E MASTER BLENDERS 1753 by a Joh. A. Benckiser led investor group (“JAB”).

D.E MASTER BLENDERS 1753 announces that it was approached by JAB regarding a potential public offer for all the Company’s issued and outstanding ordinary shares. The price per ordinary D.E MASTER BLENDERS 1753 share currently indicated by JAB is € 12.75 (cum dividend) on a fully diluted basis, subject to the satisfactory outcome of due diligence, agreement on the transaction terms, corporate and other approvals, and certain pre-offer and offer conditions being fulfilled.

The Company’s Board has, on the basis of JAB’s non-binding proposal, agreed to allow JAB and its advisers to conduct due diligence. This due diligence is pending. The negotiations are in an early stage. At this time it is uncertain whether the negotiations with JAB will result in a conditional agreement on a potential full public offer for all issued and outstanding ordinary shares in D.E MASTER BLENDERS 1753 by JAB and, if so, at what price and under which conditions.

Consistent with its fiduciary duty, the Board of D.E MASTER BLENDERS 1753 is carefully evaluating JAB’s non-binding proposal. With respect to the decision making, the Company’s Board will give due consideration to a proper decision making process, which includes avoiding any (potential) conflict of interest by executives, and in its decision making will take the interests of all stakeholders, including the shareholders, into full consideration.

Further announcements will be made if and when required.

Joh. A. Benckiser comprises a privately-owned affiliated group of companies focused on long term investments in companies with premium brands in the Fast Moving Consumer Goods category. The JAB-group’s portfolio includes a majority stake in Coty Inc., a global leader in beauty, a majority stake in Peet’s Coffee & Tea Inc., a premier specialty coffee and tea company, a majority stake in Caribou Coffee, a specialty retailer of high-quality premium coffee products, a minority stake in Reckitt Benckiser Group PLC, a global leader in health, hygiene and home products and a minority investment in D.E MASTER BLENDERS 1753 N.V., an international coffee and tea company. JAB also owns Labelux, a luxury leather goods company with brands such as Jimmy Choo, Bally and Belstaff. The assets of the group are overseen by its three senior partners, Peter Harf, Bart Becht and Olivier Goudet.

This is a public announcement by D.E MASTER BLENDERS 1753 pursuant to Section 5:25i, paragraph 2 of the Dutch Financial Supervision Act (Wet op het Financieel Toezicht). This public announcement does not constitute an offer, or any solicitation of any offer, to buy or subscribe for any securities in the Company and is not for release, publication or distribution, in whole or in part, in or into, directly or indirectly, the United States, Canada, or Japan.

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About D.E MASTER BLENDERS 1753

D.E MASTER BLENDERS 1753 is a leading pure-play coffee and tea company that offers an extensive range of high-quality, innovative products through well-known brands such as Douwe Egberts, Senseo, L’OR, Pilão, Merrild, Moccona, Pickwick and Hornimans in both retail and out of home markets. The company holds a number of leading market positions across Europe, Brazil, Australia and Thailand and its products are sold in more than 45 countries. D.E MASTER BLENDERS 1753 generated sales of more than € 2.7 billion in fiscal year 2012 and employs around 7,500 people worldwide. For more information, please visit www.demasterblenders1753.com.

Contact	Investor Relations	Corporate Communications
	Robin Jansen	Michiel Quarles van Ufford
	+31 20 558 1014	+31 20 558 1080
	investor-relations@DEMB.com	media-relations@DEMB.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

D.E MASTER BLENDERS 1753 N.V.

Date: March 29, 2013	By:	/s/ Onno van Klinken
Onno van Klinken General Counsel & Secretary